One International Place, 40th Floor 100 Oliver St. Boston, MA 02110-2605 +1 617 728 7100 Main +1 617 426 6567 Fax www.dechert.com

THOMAS J. FRIEDMANN thomas.friedmann@dechert.com +1 617 728 7120 Direct +1 617 275 8389 Fax

December 17, 2015

VIA EDGAR

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549
Attn: Kenneth Ellington

Re:    HMS Income Fund, Inc.
Registration Statement on Form N-2
File Numbers 333-204659 and 814-00939

Ladies and Gentlemen:
HMS Income Fund, Inc., a Maryland corporation (the “Company”), has today filed with the U.S. Securities and Exchange Commission (the “Commission”) Amendment No. 3 (“Amendment No. 3”) to its Registration Statement on Form N-2 (Registration Nos. 333-204659 and 814-00939) (as amended, the “Registration Statement”). On behalf of the Company, we hereby respond to the comments raised by the staff (the “Staff”) of the Commission in a phone call between Mr. Kenneth Ellington of the Staff and Thomas J. Friedmann and Shashi Khiani, each of Dechert LLP, outside counsel to the Company, on December 9, 2015. For your convenience, a transcription of the Staff’s comments is included in this letter (in italics), and each comment is followed by the applicable response. Capitalized terms used in this letter and not otherwise defined shall have the meanings specified in the Registration Statement.

1.	Please confirm that both subsidiaries of the Company, HMS Funding and HMS Equity Holding LLC, are included as part of the Company’s consolidated financial statements.
As requested, the Company hereby confirms that each of HMS Funding and HMS Equity Holding LLC is included as part of the Company’s consolidated financial statements.

United States Securities and Exchange Commission
December 17, 2015

2.
The Registration Statement includes disclosure regarding an “annualized distribution yield of 7.00%,” however, if any portion of the distribution includes a return of capital, it is not appropriate to say “distribution yield;” rather it is appropriate to say “distribution” or “distribution rate.” Please revise the Registration Statement to clarify this disclosure, or confirm no portion of the distribution is a return of capital.

The Company notes the Staff’s comment. The Company supplementally advises the Staff no portion of the distribution is or has been a return of capital. Going forward, the Company agrees to revise the disclosure in the Registration Statement (through an updated prospectus) to use the terms “distribution” and “distribution rate.”

3.
We note that the Condensed Consolidated Statements of Change in Net Assets does not comport with Rule 6-09 of Regulation S-X. Please confirm that the Company’s future Condensed Consolidated Statements of Change in Net Assets will comport with Rule 6-09 of Regulation S-X.

The Company acknowledges the Staff’s comment. The Company hereby undertakes to ensure that, in each future filing, the Condensed Consolidated Statements of Change in Net Assets will comport with the requirements of Rule 6-09 of Regulation S-X.

4.
Please discuss supplementally how organizational and offering expenses are calculated by the Company and please discuss the GAAP rules and/or accounting literature that supports such treatment. Please also supplementally advise whether organizational and offering expenses are excluded from the 2013 Expense Reimbursement Agreement and/or 2014 Expense Reimbursement Agreement.

The Company notes the Staff’s comment. The Company supplementally advises the Staff that organizational expenses and offering costs (“O&O Costs) are calculated by aggregating all fees, expenses and costs incurred in connection with the registration and offer and sale of the Company’s common stock, including legal, accounting, bona fide out-of-pocket itemized and detailed due diligence costs, printing, filing fees, transfer agent costs, postage, escrow fees, data processing fees, advertising and sales literature and other Offering-related costs. Pursuant to the terms of the Investment Advisory Agreement and Sub-Advisory Agreement, the O&O Costs are paid on behalf of the Company by its Adviser and Sub-adviser (the “Advisers”) to the extent the O&O Costs exceed 1.5% of the aggregate gross proceeds from the Offering. The Company reimburses the Advisers for the payment of O&O Costs to the extent the reimbursement of O&O Costs does not exceed 1.5% of the aggregate gross proceeds from the Offering. The Company records a liability, captioned “due to affiliate” and capitalizes to deferred offering costs, the amount of O&O Costs incurred by the Advisers on behalf of the Company. For each closing, the Company amortizes 1.5% of the Offering

United States Securities and Exchange Commission
December 17, 2015

proceeds, which amount is recorded as a charge to additional paid-in capital and a reduction of deferred offering costs, until such asset is fully amortized. As disclosed in the Registration Statement, management reviews its capital raising projections on a regular basis to evaluate the likelihood that its capital raising will reach a level that would require the Company to reimburse the Advisers for O&O Costs incurred by the Advisers on the Company's behalf. The Company cites in support of this treatment Financial Accounting Standards Board’s ASC 946-20-25-6 and SAB Topic 5.A, Expenses of Offering.
The Company supplementally advises the Staff that O&O Costs are excluded from the 2013 Expense Reimbursement Agreement and/or 2014 Expense Reimbursement Agreement.

5.
We note that under the Investment Advisory Agreement, the Adviser is responsible for the Company’s organization and offering expenses to the extent they exceed 1.5%. Please discuss supplementally (i) how much the Adviser has paid with respect to the Company’s organization and offering expenses as of September 30 2015, (ii) how the reimbursement is paid (i.e. does the Adviser pay the fees directly or reimburse the Company) (iii) if the Company has a receivable and/or payable on its books for such reimbursement and (iv) if there is a receivable and payable, are they netted for purposes of settlement?

The Company notes the Staff’s comment. The Company supplementally advises the Staff as follows:

i.	As of September 30, 2015, the Advisers had paid approximately $9.4 million of O&O Costs on the Company’s behalf;

ii.	The Advisers directly pay all O&O Costs, and the Company reimburses the Advisers to the extent provided in the Investment Advisory Agreement.

iii.	The Company records a payable (e.g., “due to affiliates”) for the amount of O&O Costs to be reimbursed by the Company to the Adviser; and

iv.	The Company does not record a receivable (e.g. due from affiliates) related to O&O Costs. Therefore, there is no netting for purposes of settlement of O&O Costs.

6.
Certain items in the Registration Statement are based on the assumption that the Company will raise $360.0 million in gross proceeds during the following twelve (12) months. We note, however, that during the past twelve (12) months, the Company raised less than $360.0 million. Please confirm that if the Company reasonably believes it will not achieve the $360.0 million equity raise in the twelve (12) month period, it will file an updated prospectus to reflect the change.

United States Securities and Exchange Commission
December 17, 2015

The Company acknowledges the Staff’s comment. Although the Company respectfully submits that footnote 4 to the Fees and Expenses table explicitly states that there can be no guarantee that $360.0 million will be raised in the Offering, the Company hereby undertakes to file an updated prospectus supplement if it reasonably believes that it will not raise such amount in the twelve (12) month period following effectiveness of the Registration Statement.

7.
Based on the Registration Statement, there are various waivers and expense reimbursements in place with respect to the Company’s fees. Please revise the Registration Statement to include the recoupments paid to the Adviser, if any, during the past three (3) years in tabular format. Additionally, please revise the Registration Statement to include a table which provides details for each type of waiver and/or expense reimbursement.”

The Company acknowledges the Staff’s comment. The Company has revised the Registration Statement (and hereby undertakes in future financial statements) to include a table highlighting any recoupments paid to the Adviser. The Company has revised the Registration Statement (and hereby further undertakes in future financial statements) to include a table detailing each type of waiver and/or expense reimbursement.

8.
We refer to the Staff’s comment on April 17, 2015. In future financial statements, please list each unfunded commitment separately by portfolio company and confirm that unfunded commitment valuation changes are included in the calculation of the Company’s net asset value (see the January 2006 AICPA expert panel meeting minutes).

The Company acknowledges the Staff’s comment. The Company hereby undertakes in future filings to list each unfunded commitment separately on a portfolio company by portfolio company basis. The Company hereby confirms that valuation changes, if any, with respect to unfunded commitments made by the Company are included in its calculation of NAV.

9.
We note that the Registration Statement references the LIBOR rate for various calculations. Please revise the Registration Statement to include the tenure of the LIBOR rate (depending on the context of the disclosure) as well as the LIBOR rate as of the end of the period.

The Company acknowledges the Staff’s comment. The Company has revised the Registration Statement (and hereby undertakes in future financial statements) to include the requested disclosure.

10.	Please confirm that the Company reasonably believes it has sufficient assets to cover the amount of unfunded commitments that are currently outstanding.

United States Securities and Exchange Commission
December 17, 2015

The Company acknowledges the Staff's comment. The Company hereby confirms it reasonably believes and represents that it has sufficient assets to cover its unfunded commitments as of the date hereof.

11.
We note that money market investments and short-term investments are required to be stated separately from cash and cash equivalents. Please confirm that there are no money market investments or short-term investments part of cash and cash equivalents, or please confirm that in future financial statements these will be listed on the Schedule of Investments.

The Company acknowledges the Staff’s comments. The Company hereby undertakes to include the requested disclosure in future financial statements.

12.	In future financial statements, please include the expiration date of any warrants in the Schedule of Investments.

The Company acknowledges the Staff’s comment. The Company hereby undertakes to include the requested disclosure in future financial statements.

13.
We noticed the addition of the hypothetical example on the fees to be paid if an investor did not sell its shares and the fees to be paid if such investor did sell its shares. We ask that you please revert to the language in the prior filing and remove the distinction.

The Company acknowledges the Staff’s comment. The Company has revised the Registration Statement to remove the disclosure to effect the requested change.

* * * * * * * * *
The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to any filing and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * * * * * * * *

If you have any questions, please feel free to contact the undersigned by telephone at 617.728.7120 (or by e-mail at thomas.friedmann@dechert.com). Thank you for your cooperation and attention to this matter.

United States Securities and Exchange Commission
December 17, 2015

Sincerely,
/s/ Thomas J. Friedmann
Thomas J. Friedmann

cc:	Sherri W. Schugart, HMS Income Fund, Inc.
Ryan T. Sims, HMS Income Fund, Inc.
David M. Covington, HMS Income Fund, Inc.
William J. Tuttle, Dechert LLP
Corey F. Rose, Dechert LLP